================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                              =====================

                                 Schedule 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                              =====================

                              CONVERIUM HOLDING AG
                            (Name of Subject Company)

                              CONVERIUM HOLDING AG
                        (Name of Person Filing Statement)

                Registered Shares, Nominal Value CHF 5 Per Share
 American Depositary Shares, each representing one half of one Registered Share
                         (Title of Class of Securities)

                               Registered Shares*
                  American Depository Shares (CUSIP: 21248N107)
                      (CUSIP Number of Class of Securities)


                              =====================

                               Christian Felderer
                              Converium Holding AG
                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                                 +41 44 639 9335
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                              =====================

                                 With copies to:
                           Gregory B. Astrachan, Esq.
                          Willkie Farr & Gallagher LLP
                                  1 Angel Court
                                 London EC2R 7HJ
                                     England
                                +44 207 696 5454


     *There is no CUSIP Number assigned to the Registered Shares.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

      February 28, 2007 - 2006 full year results and future value creation



Cover Slide - Good morning and welcome to Converium's presentation on the results of the financial year 2006 and our strategic path towards future value creation. We are presenting our results earlier than planned due to the recent unsolicited approach we received. Converium's Board of Directors and management team think it is now of critical importance to provide you with maximum transparency about what we have achieved. And we are delighted to present to you today an excellent set of figures as well as a detailed strategy update which the management team, in close collaboration with the Board of Directors, has prepared over the past few months.

Page 2: Disclaimer

Before going into the presentation I have to point out to you an important disclaimer. Many of our statements made in today's conference call may be forward looking in nature. As you know, actual results could differ materially from projections, estimates or expectations voiced during today's call.

Slide 3 - Agenda

Let's move to slide 3, today's agenda. First, I will present and comment on our 2006 financial results. Second, on the basis of these results, I will provide you with a medium-term strategy update, outlining how Converium expects to create sustainable shareholder value by comprehensively addressing underwriting, operational excellence, asset management and capital management. Here we deliver on what we promised back in November 2006 - to provide an insight into our strategy in light of the 2006 financials and the 2007 renewals.

Slide 4 - Converium shows strong profitability in 2006

Slide 4 summarizes the highlights of what was a very successful year 2006. Net income from our continuing operations increased more than six-fold to USD 215 million with a corresponding return on equity of 13%.

We also achieved a significant improvement of the non-life combined ratio from 107% to 96.3%.
Converium's overall net income of USD 57 million reflects the negative impact of USD 158 million from discontinued operations, i.e. the sale of our North American operations. However, despite this one-off impact we managed to grow shareholders' funds by USD 193 million to close to USD 1.85 billion. This puts us in a strong position for future growth and enhances our ability to service clients.
Against the backdrop of a strong financial performance and capital position the Board of Directors recommends a dividend per share of CHF 0.20, equivalent to a pay-out ratio of around 40%.

Slide 5: Change in reporting due to sale of North American operations

On slide 5 you find details regarding the impact of the sale of our North American operations. First of all, we have included in our income statement a new line for "net income/loss from discontinued operations" to properly reflect the result of the sales transaction.
In total, we report a net loss from discontinued operations of USD 158 million. This is in line with the guidance we gave you previously. From now on, all further disclosures are based on the concept of "continuing operations".

Slide 6: Continuing operations show net income of USD 215 million

Let's move to slide 6 which shows the key metrics for 2006 as compared with 2005. Gross Premiums Written increased to USD 2 billion, demonstrating the value of Converium's franchise. At the same time, profitability improved markedly, with our non-life combined ratio coming down by 10.7 percentage points to 96.3%. Please note that our normalized combined ratio, adjusted for positive prior year developments and benefits from lower than expected catastrophe losses, came in at 102.1%. This beats our previous guidance of 102.5%. Total business segment income almost doubled to USD 327 million. As mentioned before, income from continuing operations increased more than six-fold to USD 215 million. This page tells a terrific story.
We gave you guidance for 2006 that our volume would be in the region of USD 1.8-1.9 billion - we delivered. We gave you guidance on our combined ratio - and we delivered. We gave you guidance that our administration expenses would not exceed 5.5% -we delivered. We believe that the performance of our continuing operations really demonstrates Converium's potential for future value.

Slide 7: Strong underwriting profitability

Slide 7 provides more detail on our business segments' performance. The Standard P&C segment shows a particularly impressive development. Gross premiums written expanded and segment income increased more than four-fold to USD 205 million. Reflecting a profitable underlying book of business and the absence of any major natural catastrophes, the combined ratio improved by almost 22 percentage points to 87.5%.
Specialty Lines saw gross premiums written falling as well as the segment income, reflecting a cyclical downturn in various lines of business, in particular aviation. The combined ratio remained stable at a level which is commensurate with the more long-tail nature of our Specialty business.
The Life & Health segment continues to be a reliable earnings contributor displaying stability as far as the top line is concerned and an improvement of segment income by one third to USD 24 million. These numbers powerfully substantiate our medium-term value creation strategy which I will outline later in my presentation.

Slide 8: Investment return

Slide 8 demonstrates our satisfactory investment performance. Net investment income remained virtually unchanged on the prior year at USD 260 million. The increase in net unrealized capital gains by USD 25 million was driven by a strong performance of equity markets. Finally, the decline in total average invested assets to USD 6.1 billion is a result of the successful sale of our North American operations to Berkshire Hathaway.

Slide 9: Significant equity increase

Slide 9 highlights Converium's strong capital position, which further improved in 2006. We started the year with shareholders' funds of around USD 1.65 billion and by year-end our capital base had strengthened to USD 1.85 billion. This is on the back of our strong results from continuing operations, supported by currency effects and a positive net change in unrealized capital gains & losses. The increase in shareholders' equity has been achieved despite a negative impact of USD 158 million due to the sale of our North American operations. On the right-hand side of the slide you can see the development of gross premiums written and reinsurance liabilities. Whereas premiums recorded a slight increase, our reinsurance liabilities declined significantly following the sale of our North American operations, and this major de-risking of our balance sheet puts us in a very strong position for future growth.

Slide 10: Significant combined ratio improvement expected for 2007

Let's move to slide 10 which illustrates the significant improvement we expect for our 2007 combined ratio. We start at 102.1%, the 2006 combined ratio adjusted for prior year developments and catastrophe reserve releases. We now anticipate the respective combined ratio to improve to 98.5% in 2007. This, by the way, is exactly the normalized combined ratio we achieved in the 4th quarter of 2006, lending credibility to our improved combined ratio target for 2007. This improvement is driven by four main factors: First, a significant growth in short-tail lines, including attractively priced US property business; second, a lower overall weight of our long-tail MDU business; third, a reduction of GAUM aviation business due to cycle management considerations, and, fourth, a reduced administration expense ratio on the back of growing premium volume and a continued focus on cost management.

Slide 11: Positive outlook for 2007

On slide 11 we present the main elements of our short-term outlook for 2007, and like we promised last year, we are increasing the guidance for you. The prospects are very positive as we expect Converium's recovery to gain further momentum, a recovery demonstrated by the excellent renewal results we communicated a couple of weeks' ago: We expect gross premiums written to come in at USD 2.2 billion. The non-life combined ratio is expected to run at 98.5%, with the administration expense ratio improving to around 5.1%. Corporate Centre expenses are projected at below USD 50 million as some of those extraordinary expenses from the past such as those associated with the restatement, are not expected to recur. Invested assets are expected to amount to USD 6.0-6.2 billion and, based on a tax rate of 14-16%, we expect the return on equity for 2007 to reach around 11%.

Slide 12: Agenda

This leads me to our strategy update, focusing on Converium's medium-term value creation potential.

Slide 13: Excellent turn-around track record

First of all, as summarised on page 13, we have built an impressive record of successful turnaround management over the past 12 months or so: The management team has been rejuvenated and rebuilt; our strong client franchise has been retained; we have returned to underwriting profitability; our North American operations have been sold with full finality achieved; Converium's capital base has further strengthened; our internal control processes have further improved. And, finally, testifying to our successful record, all rating agencies have placed a positive outlook on Converium's current ratings.
I feel particularly proud of this record which provides excellent foundations for Converium's future value creation and makes the whole management team and Board very confident about the Company's prospects.

Slide 14: Roadmap to 14% RoE in 2009

Slide 14 summarises how we intend to progress from now up to 2009 in the key areas of underwriting, operational excellence, asset management and capital management - the four key drivers of our performance.
As regards underwriting we have plans to grow our business to USD 3 billion by 2009 while continuing to improve the combined ratio down to 96%. This, we believe, is not pie in the sky, but really obtainable when the current constraints imposed by the BBB+ financial strength rating are removed. We have the potential to regain a significant share of our clients' wallet, to expand into the fast growing emerging markets, to restore our traditionally strong position in specialty lines and to improve the combined ratio, as the business mix shifts and administration expenses are spread across a larger base of business.
In the area of operational excellence we anticipate significant savings, especially in corporate centre costs as we aim for a single European stock market listing, a more normal level of legal and audit fees and a drastic simplification of our IT environment.
In asset management, we expect to benefit from more degrees of freedom in asset allocation as letter of credit requirements are reduced. We also anticipate a sustainable improvement in investment yields on the back of a new strategic asset management partnership with a leading institution.
And finally, we aim at significant improvements in capital efficiency as we expect excess capital partially to be deployed for profitable growth and partially to be returned to shareholders. This will be accompanied by a more efficient, properly leveraged capital structure, including more hybrid debt.

Slide 15: Agenda

Let me now provide you with more details and start with our core business of underwriting.

Slide 16: Growing the book of business back to pre-downgrade levels

Slide 16 describes the path which leads us back to pre-downgrade business levels by 2009. We start in 2007 with an expected volume of around USD 2.2 billion. During 2008 and 2009 we have two main drivers of growth - regaining shares to the tune of USD 450 million and new business of around USD 350 million.

What is our game plan here? Let me start with some overall initiatives: First of all, we will look for team acquisitions and joint venture opportunities. Our successful track record in forging and developing joint ventures bodes well for us here. Second, we have recently launched a new product development initiative, encouraging and properly incentivising our staff to develop innovative product ideas. We believe that a medium-sized reinsurer like Converium has a competitive edge in innovation and we are determined to translate this into additional profitable business.
Looking at Standard P&C we will obviously focus on restoring share of wallet with existing clients. We will also launch a special growth effort towards the emerging markets where we are already well positioned and, towards certain developed and mature markets where Converium has been underrepresented so far. Built into our plans is some realism about the likely short to medium term direction of the underwriting cycle: Our growth projections explicitly take into consideration an expected pricing decrease in global reinsurance markets of about 5%.
In Specialty Lines, our ambition is to restore Converium's pre-downgrade position as one of the word's leading providers. We have retained significant product expertise and client relationships throughout the turbulence which started in 2004 and we view global underwriting conditions more favourably than in the Standard lines and would expect pricing overall to remain stable.
And finally, Life & Health. In this area, we also see attractive growth opportunities, for example in Asia and the UK, markets where Converium has not yet penetrated. We also have identified growth opportunities in developed European markets which we hope to capture based on a broadening of our currently rather narrow spectrum of life & health product offerings.
All in all, looking at the bar chart, we expect a shift of our portfolio towards specialty lines, while the joint ventures and Lloyd's will fall to about a quarter of our overall portfolio.
Now, let me put our growth ambitions into perspective. Profitably expanding our portfolio over the upcoming couple of years against the backdrop of a slightly softening market may seem questionable to some of you. But you should actually feel very comfortable as it boils down to growing our global market share from just 2% to 3%. Based on our well-proven franchise and our talent, we are convinced that this target is within our reach.

Slide 17: Regaining share of wallet

Let's move to slide 17 which illustrates what we mean by regaining share of wallet. Following the downgrades Converium lost about USD 1 billion in business outside North America. We believe that about 30% of this pie has disappeared from the market from either client consolidation or re-structuring. This then leaves a volume of around USD 700 million to be recaptured. We conservatively assume that, by 2009, Converium will regain about two thirds of this volume or USD 450 million.
On the right-hand side of the slide we present two real examples. Australia and the UK, frequently mentioned by us in the past, where we have experienced particular set-backs due to the downgrades. For both markets we expect our volume to increase more than five-fold over the next three years.

Slide 18: Emerging markets

Slide 18 provides more information on a key geographical priority for growth: the emerging insurance markets of Asia-Pacific, the Middle East and Latin America. We estimate the size of the emerging reinsurance markets to be about USD 22 billion. The premium pot is expected to further increase to USD 26 billion by 2009 and currently, Converium has a market share of around 1.5%. We aim to expand our market share to 2% by 2009 which would yield a premium volume of USD 520 million. We believe that this ambition is realistic as we already benefit from strong position in markets such as the Middle East and Brazil as well as superior product expertise which we tailor to regional needs. We will leverage our regional infrastructure and further strengthen our local teams as we believe, for instance, that there is a lot of scope for additional joint ventures in the region as well as more systematic efforts towards cross-selling, especially in Asia where many non-life companies have life operations and vice versa.

One recent Converium success story in the emerging world is agribusiness in Brazil. Based on our innovative approach and acknowledged product expertise we expect to grow this Brazilian specialty business to USD 50 million by 2009. The anticipated growth of this portfolio alone contributes more than 10% to Converium's total new business target for 2009.

Slide 19: Improvement in combined ratio

Slide 19 addresses our profitability targets. Growth for growth's sake is not on our agenda as it would harm all stakeholders' interests. We are confident that we can achieve both our growth targets and a marked improvement of profitability as measured by the combined ratio. Take a look at our current portfolio and ratings-related constraints and you will understand why we feel comfortable about this dual target of growing the business at improved profitability.
First, following an upgrade, the GAUM fronting fee will be reduced. Second, our long-tail MDU business will lose weight in our overall portfolio as other lines of business resume growth. These two effects alone are expected to result in an improvement of the combined ratio by 60 basis points.
Third, an upgrade would allow us to shift our portfolio towards non-proportional business and to restore our position in attractive specialty lines.
And finally, our administration expense ratio is expected to decrease as we grow again and maintain our cost discipline.
All in all, these effects are projected to yield a combined ratio improvement of
2.5 percentage points up to 2009.

Slide 20: Agenda

This leads me to our initiatives in respect of another important value driver, operational excellence, which I would like our CFO, Paolo De Martin, to present to you.

Slide 21: Operational excellence

Thank you, Inga. In the area of operational excellence we are pursuing two main objectives: First, to reduce Corporate Centre costs by 36% to USD 35 million by 2009, and, second, to manage down our administration expense ratio to a competitive level of 4.3%. In this context we will focus on the following key action items: Our first priority, of course, is to maintain our cost control measures, clearly focusing on back office functions. We will move from our two stock market listings to a single European one. Such a step would have a major positive impact on our Corporate Centre costs. We would expect a normalization of our audit and legal fees which, in the past, have been inflated by extraordinary factors such as the restatement. We will further accelerate the pace of globalizing and harmonizing key processes such as claims management and technical accounting. We believe that these measures will not only boost cost-efficiency but also help us become more effective and do the right things. And finally, our IT landscape will be radically streamlined by bringing down the number of platforms to just 4.

Slide 22: Agenda

This leads me to asset management, an area where we see significant potential for additional value creation.

Slide 23: Added value through strategic investment partnership

Moving to slide 23, I am pleased to report that we have recently teamed up with Deutsche Asset Management, part of Deutsche Bank Group and the world's largest insurance asset manager. Deutsche was chosen on the basis of a recently concluded comprehensive selection process that started last October, involving 8 parties. Deutsche's mandate is to assume overall responsibility for the management of our fixed income portfolio and to play an advisory role for other asset classes. This will help us achieve a better risk / return profile at no additional cost. As we now have greater investment flexibility because of fewer pledged assets, we look forward to benefiting from Deutsche's experience and expertise in helping us to achieve better returns on our investment portfolio.

Slide 24: Considerable investment income potential

Slide 24 illustrates where we would like to see our investment portfolio in the near future. Although we have reduced the number of pledged assets, our degree of freedom is still somewhat limited by Letter of Credit requirements. Following an upgrade we will be able to shift our assets into far less constrained portfolios. As a result, we expect a significant increase in total return, which will support a 5% book yield. This will come with limited increase of risk as we are not planning to increase the portion of equities in our portfolio, but rather focus on our fixed income portfolio.

Slide 25: Higher yield on fixed income portfolio

Slide 25 shows our plans in respect of our fixed-income portfolio. We are determined to adopt a less defensive and more sophisticated approach towards managing this asset class, which is by far the single largest class in Converium's investment portfolio. In essence, we aim to achieve a more appropriate and higher yielding diversification, reducing the currently defensive concentration in highly rated but relatively low yielding government bonds.

Slide 26: Agenda

This brings me on to slide 27 to the final value driver, capital management.

Slide 27: Capital management framework

Over the past few months, as part of our long term strategic thinking, we asked ourselves three fundamental questions:
(1) How much capital do we need? (2) What type of capital should we have and (3) How do we reward capital on an ongoing basis?

From this we derive our main capital management objectives: First, a disciplined approach based on our state of the art Enterprise Risk Management (ERM) approach, with excess capital being deployed for profitable growth and being returned to shareholders. Second, an optimized and appropriately leveraged balance sheet, including a return of USD 300 million to shareholders and the replacement of these funds by hybrid debt. Third, a consistent dividend policy with a proposed sustainable pay-out ratio of 25-35%.

Slide 28: Disciplined capital management

Slide 28 provides more details on capital management. Our capital management is based on Converium's internal ERM approach. Based on our multi-scenario stochastic modeling we set an internal target capital level which is equivalent to approximately 140% of S&P's Capital Adequacy Ratio. We consider capital above this threshold as excess capital.
Capital management coupled with disciplined and profitable underwriting is the corner stone of our strategic approach. Let me walk you through an example.
On the right hand side you can see two scenarios and their impact on our capital adequacy ratios and excess capital position. Let's start with our baseline scenario of profitable growth, that Inga walked you through before. Our current excess capital position of 10% would expand to 20% in 2007 but shrink back to 5% in 2009. In this case our excess capital would be deployed for profitable growth and would boost the value of our franchise.
However, let's say that we were able to grow only by USD 500 million instead of the USD 800 million we discussed previously. In this case our capital adequacy ratio would increase to 160% by 2009. According to our disciplined capital management approach this would enable a potential capital release of USD 300-400 million over the period and allow us to meet our RoE target of 14%. I will highlight this point again - if we cannot achieve profitable growth over an 18-24 months time horizon we will return capital to our shareholders. Disciplined capital management coupled with disciplined underwriting is the basis of our investment case.

Slide 29: Capital structure optimization

Let's move to slide 29. It is not just a question of how much capital, but also of what type of capital. Our current capital structure reflects a pure equity portion of 90%, with hybrid debt accounting for just 10%. This is some way below the average of our peers. We want to address this imbalance immediately after an upgrade. In order reach this goal we intend, in 2007, to raise USD 500 million in new hybrid debt. Of this amount we will return USD 300 million in capital to shareholders. We will use the remaining USD 200 million to re-finance the outstanding 8.25% subordinated debt callable in December this year.
Please note that despite the shift towards hybrid capital we will retain unused hybrid capacity under S&P standards going forward as it is our policy not to leverage our buffer or our excess capital.

Overall, the optimization of our capital structure is expected to reduce our weighted average cost of capital from 9.5% to 9%.

Slide 30: Future dividend policy

Let's move to slide 30 which concludes the capital management section of today's presentation by outlining our future dividend policy. Converium's Board of Directors aims at a sustainable future pay-out ratio of 25-35%. Its specific decisions will, of course, take into account the Company's overall capital situation. The Board is further committed to paying a dividend only when Converium makes a profit and as a matter of good practice the Board of Directors will regularly review the best available alternatives.
With this I conclude our section on our value drivers, and let me tell you how proud I am of the work we have done over the last few months to chart our future path - this is a strong management team and we will deliver.
With that, I hand back to Inga.

Slide 31: Agenda

Thanks, Paolo. Ladies and Gentlemen, let me start to wrap up today's presentation by moving to slide 32.

Slide 32: Wrap up

Converium has produced a strong set of financial results in 2006, further enhancing our capital strength.
The 2007 renewals were successful and provide us with a promising base for future growth.
We believe that our financial performance in 2006 combined with the excellent renewal results offer a solid foundation for future value creation.
Against this backdrop, we have outlined to you what we believe is a clear and well-balanced path to deliver a sustainable RoE of 14% by 2009. We have shared with you specific steps enabling us to grow our book of business back to the pre-downgrade level while achieving an improved combined ratio of 96%. As part of our drive towards operational excellence Corporate Centre costs are expected to decrease by USD 20 million and on the back of our new strategic partnership in asset management we anticipate our book yield to improve to 5%. And finally capital management: By properly leveraging our capital structure we intend to return USD 300 million to shareholders in 2007. Further, we aim at a sustainable payout ratio of 25-35%, reflective of our disciplined approach to capital management.
I believe that our strong figures for 2006 and the specific medium-term strategy we laid out for you demonstrate that Converium is dedicated to maximise value for its shareholders and other stakeholders.
Let me now hand over to our Chairman Markus Dennler who will share with you some consideration on SCOR's recent pre-announcement.

Slide 33: Considerations on SCOR's pre-announcement

Thank you, Inga. Good morning, Ladies and Gentlemen. As you are aware, SCOR has issued a formal pre-announcement of an offer for the whole of Converium's share capital. On behalf of the entire Board of Directors let me comment as follows:
The Board of Directors is committed to maximising value for Converium's shareholders. We are not opposed to consolidation per se, but strongly believe that Converium's strategy as outlined today will create more value than SCOR's proposal. Our conviction is based on three main reasons:
First, the offer price of CHF 21.11 undervalues Converium's full standalone value potential. It also fails to reflect the potential value upside which Converium offers to its shareholders based on the Company's flexibility to return excess capital. And our current share price approximately reflects the current proposal.
Second, we think that SCOR offers a weak acquisition currency. The cash component of their offer is financed by Converium's excess capital. Given the significant stock consideration, our shareholders would require much more visibility on SCOR's standalone value, especially as there will be no transparency on SCOR's 2006 results before April 4. We also believe that the stretched balance sheet of a combined entity would expose our shareholders to significant risk.
Third, we see material market and integration risk arising from the proposed transaction. SCOR's unsolicited approach carries the risk of many clients taking their business elsewhere and key personnel leaving Converium. In addition, Converium's current share price does not reflect the Company's full value upside following a ratings upgrade which we are convinced we can achieve on our own. All in all, the Board of Directors is of the opinion that SCOR's offer does not maximise value for Converium's shareholders.
This concludes my remarks and now, Inga, back to you.
Thanks, Markus. I know it is slightly unusual that you would join us for such a call but we are in slightly unusual times right now. And I think you laid out perfectly the Board's and indeed the management's unanimous view of SCOR's proposal.
Ladies and Gentlemen, that concludes today's presentation. My colleagues on the executive committee and I are now ready to take your questions. Thank you for listening and please go ahead with your questions.

Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, our ability to obtain an upgrade of our financial strength rating and the consequences of such an upgrade, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange.

The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and where to find it:

In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com.